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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*



                                IFX Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
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                        (Title of Class of Securities)


                                  449518-20-8
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                                (CUSIP Number)

                            Casty Grantor Subtrust
                                c/o Mary Myers
                             6350 East Thomas Road
                             Building 3, Suite 230
                           Scottsdale, Arizona 85251
                                (480) 990-1171
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 28, 2001
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.12d-1(f) or 240.13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See(S)240.13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following pages)

                               Page 1 of 5 Pages
                                         -
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-----------------------------                     ----------------------------
    CUSIP NO. 449518-20-8             13D              Page 2 of 5 Pages
              ---------------                               -    -
-----------------------------                     ----------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Mary Myers, as Trustee of the Casty Grantor Subtrust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORIGIN
 6
      Illinois
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      None
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      0
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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-------------------------                         -----------------------------
  CUSIP NO. 449518-20-8            13D                Page 3 of 5 Pages
            -----------                                    -    -
-------------------------                         -----------------------------

Only those items amended are reported herein.

ITEM 3.   Source and Amount of Funds or Other Consideration

     On June 28, 2001, Mary Myers, as trustee of the Casty Grantor Subtrust, sold 2,961,410 shares of the Issuer's Common Stock, representing all of the Common Stock held by the Casty Grantor Subtrust, to Lee S. Casty. The consideration for the purchase by Mr. Casty was the cancellation of all remaining indebtedness of the Casty Grantor Subtrust represented by a promissory note dated July 28, 2000 (the "Note"), made by the Casty Grantor Subtrust to Lee
S. Casty in the original principal amount of $24,491,280. A copy of the Note and the related Pledge Agreement dated as of July 28, 2000 are attached hereto as Exhibit A and Exhibit B, respectively, and are each incorporated herein by reference. $262,500 of the original Note indebtedness was cancelled on March 1, 2001 when the Casty Grantor Subtrust acquired an option to purchase 100,000 shares of the Issuer granted by Lee S. Casty to Burton Meyer.


ITEM 4.   Purpose of Transaction

     On June 28, 2001, Mary Myers, as trustee of the Casty Grantor Subtrust, sold 2,961,410 shares of the Issuer's Common Stock, representing all of the Common Stock held by the Casty Grantor Subtrust, to Lee S. Casty. The purpose of this transaction is to enable the Casty Grantor Subtrust to repay the Note.

     Lee S. Casty owns the Common Stock for investment purposes.
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  CUSIP NO. 449518-20-8            13D                Page 4 of 5 Pages
            -----------                                    -    -
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ITEM 5.   Interest in Securities of the Issuer

          (a) No shares of the Common Stock of the Issuer issued and outstanding are beneficially owned by Mary Myers, as the Trustee of the Trust.

          (b) Mary Myers, as Trustee of the Trust, no longer has any voting or disposition power over any Common Stock.

          (c)  Not Applicable.

          (d)  Not Applicable.

          (e) Mary Myers, as trustee of the Casty Grantor Subtrust, ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock on June 28, 2001.
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-------------------------                         -----------------------------
  CUSIP NO. 449518-20-8            13D                Page 5 of 5 Pages
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ITEM 7.        Material to be filed as Exhibits

               Exhibit A  Promissory Note dated July 28, 2000.

               Exhibit B Pledge Agreement dated as of July 28, 2000 between Lee
               S. Casty and the Casty Grantor Subtrust.


Signature

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 6, 2001          /s/ Mary Myers
                            ----------------------------------------------------
                            Mary Myers, as Trustee of the Casty Grantor Subtrust